November 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alexandra Barone and Matthew Derby

Re:	SMX (Security Matters) PLC
Registration Statement on Form F-1
Filed September 20, 2023
File No. 333-274595

To the addressees set forth above:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) contained in its letter dated September 29, 2023 relating to the above referenced Registration Statement on Form F-1 filed on September 20, 2023 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comment and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these and certain other revisions (“Amendment No. 1”).

In this letter, the bold and numbered paragraph below corresponds to the numbered paragraph in the Staff’s letter and is followed by the Company’s response. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 1.

General

1.	We note your response to prior comment 1 and your assertion that the shares being registered only represent 81.02% of the shares outstanding. However, your disclosure indicates that you had 2,219,144 shares outstanding as of September 18, 2023 and you are registering 9,482,110 shares which is approximately 427% of the total shares outstanding, notwithstanding the beneficial ownership limitation. Please revise to provide a materially complete discussion regarding the dilutive impact on existing shareholders if all of the warrants were exercised and underlying shares sold. In addition, quantify the percentage of outstanding shares this transaction is registering assuming all of the warrants were exercised. Finally, clarify where there are any restrictions on the selling stockholder as it relates to the resale of the warrants.

Response: Effect has been given to the Staff’s comment. Please see the revised disclosure on the prospectus cover page and pages 12, 16, 33, and 03-104 of Amendment No. 1.

We hope that Amendment No. 1 has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, or if you wish to discuss the above responses.

Very truly yours,

/s/ Stephen E. Fox
RUSKIN MOSCOU FALTISCHEK, P.C.

cc:	Haggai Alon
SMX (Security Matters) PLC